China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

January 19, 2018

VIA EDGAR

Chris Edward

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China SXT Pharmaceuticals, Inc.

Registration Statement on Form F-1

Filed December 4, 2017

File No. 333-221899

Dear Mr. Edward:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 30, 2017 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on December 4, 2017. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 1.

Registration Statement on Form F-1

Cover Page

1.	Please revise the description of the escrow arrangement to clarify whether any funds will be promptly returned if the minimum offering amount is not sold. Refer to Exchange Act Rule 10b-9.

Response: In response to the Staff’s comment, the Company has revised the description of the escrow arrangement on Page 2 of Amendment No.1.

2.	Please revise to limit the prospectus cover to a single page. Refer to Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the text to limit the prospectus cover to a single page.

Our Competitive Advantages, page 6

3.	Please provide the basis for the statement that Taizhou Suxuantang is a well-known TCM brand in China and that the curative effects your products have been proven.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 7 of Amendment No.1.

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4.	Please advise whether any additional permits or certificates are necessary to market your products throughout China. We note that you reference two regulatory bodies, Jiangsu Food and Drug Commission and the Chinese Food and Drug Commission. Please tell us how the regulatory authority of these entities apply to the Company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 7 of Amendment No.1.

5.	Please balance the disclosure regarding the experience of your management team with disclosure that the CEO has relatively little industry experience.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 8 of Amendment No.1.

Prospectus Summary

Overview, page 6,

6.	We note your inclusion of a glossary on page 5 to define certain terms used throughout the prospectus. Please also define the TCMP concept in the Overview section as well as a brief description of the traditional Chinese medicine industry in China and the key differences from the regulated pharmaceutical industry.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 5 and other applicable sections of Amendment No.1.

7.	Please provide the percentage of your total revenues that are attributable to Advanced TCMP, Fine TCMP and Regular TCMP and the number of products currently marketed in each category.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 5 to provide the percentage of its total revenues that are attributable to Advanced TCMP, Fine TCMP and Regular TCMP and the number of products currently marketed in each category.

8.	Please disclose the indications for which each for the products disclosed in the first paragraph are used and when you commercialized each product.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 5 and Page 6 of Amendment No.1.

Our Growth Strategies, page 8, Amendment No. 1

9.	We note your statement that you plan to promote the efficacy and safety profile of your established prescription Chinese medical products. Please clarify which of your products this statement relates, the entity that establishes the efficacy and safety profile of your products and any needed regulatory authority within China to state claims about the efficacy and safety of your products.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8, page 50, page 57, page 59 and page 60 of Amendment No.1.

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10.	We note your statement that you are conducting clinical trials for new generic or modernized Chinese medicine products. Please clarify whether these products are TCMPs and if they are material to your Company please clarify the stage of clinical trials for each product. We note disclosure on page 57 that Chinese Traditional Medicine is not required to go through clinical trials before commercial launch. Please also clarify the reference to "modernized" Chinese medicine products.

Response: In response to the Staff’s comment, the Company has deleted the language regarding the Company is conducting clinical trials on page 7 of Amendment No.1.

Implications of Our Being an "Emerging Growth Company", page 8

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully inform the Staff that it has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

Our Corporate Structure, page 8

12.	The charts on pages 8 and 46 do not match the chart on page F-7 with respect to the identification of the entities above and below the dotted line as either "On Shore" or "Off Shore." Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 9 and 47 of Amendment No.1.

Risk Factors, page 13

13.	Based on the disclosure on page F-19, it appears there are three customers that each accounted for more than 10% of your total sales. Please include appropriate risk factor disclosure regarding the concentration of you sales to a small number of customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 15 of Amendment No.1 to add an appropriate risk factor.

Our pharmaceutical business is subject to inherent risks..., page 16

14.	The risk factor refers to your pharmaceutical business and the risks that pharmacies are exposed to, which does not appear to apply to your business. Please revise the risk factor to reflect the business in which you are engaged, or advise.

Response: In response to the Staff’s comment, the Company has revised the risk factor on Page 14 of Amendment No. 1.

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Enforceability of Civil Liabilities, page 32

15.	We note your statements that you have been advised by your counsel with respect to certain British Virgin Islands and People's Republic of China law matters. Please tell us what consideration you gave to filing the written consent of your BVI and PRC counsel with respect to these statements as an exhibit to the registration statement. See Rule 436 under the Securities Act of 1933.

Response: Since disclosures in a number of sections in the registration statement were reviewed or passed by BVI and PRC counsels, we concluded such counsels consents are required to be filed as exhibits to the registration statement pursuant to Rule 436 of the Securities Act of 1933, as amended. The sections reviewed or passed by the BVI counsel include but not limited to “Enforcement of Civil Liability”, “Dividend”, “Summary of Certain Significant Provisions of the BVI Act” Material Differences in BVI Law and our Amended and Restated M&A and Delaware Law” British Virgin Islands Taxation. The sections reviewed or passed by the PRC counsel include but not limited to “Business -Regulations” and “People’s Republic of China Enterprise Taxation” and “Dividend”.

Use of Proceeds, page 33

16.	Please specify the new drug candidates that you will research and develop with proceeds from the offering. Also disclose the stage of development you expect to reach using offering proceeds for each of the candidates you specify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 34 of Amendment No.1.

17.	If any additional funds will be needed to accomplish the goals listed in the table, please revise this section to discuss the sources and amounts of those additional proceeds.

Response: In Response to SEC Staff’s comment, the Company has confirmed the no additional funds is needed to accomplish the goals listed under the Use of Proceeds section.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 37

18.	Please describe the Chinese hospital market that you refer to in the fifth paragraph and how your products are used in this market.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 38 of Amendment No.1.

Industry, page 43

19.	Please explain the differences between the pharmaceutical industry and TCMP industry in China. Please provide the basis for the growth rates associated with the TCMP industry.

Response: In response to the Staff’s comment, the Company has explained the differences between the pharmaceutical industry and TCMP industry in China. The Company has also provided the basis for the growth rates associated with the TCMP industry.

The Future of Directly-Oral-TCMP and After-Soaking-Oral-TCMP Markets, page 43

20.	We note your statement that Directly-Oral-TCMP and After-Soaking-Oral-TCMP have a strong probability of dominating the TCMP market in the coming years and potentially generating large profit for you. Please discuss the assumptions on which the statement is based and balance the disclosure with the potential competition you face in these markets. Alternatively, please delete the statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 44 and Page 45 of Amendment No.1.

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Business, page 44

21.	Please identify the entity that awarded the Jiangsu Taizhou Famous Product award.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 7, Page 45, Page 56, of Amendment No.1.

Our Corporate History and Structure, page 45

22.	Please expand this section to discuss how your business evolved over the past five years. We note your disclosure on page 13 that you became principally engaged in offering your principal products only two years ago. Refer to Item 4 of Form F-1 and Item 4.A.4 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 45 of Amendment No.1.

Share Pledge Agreement, page 47

23.	Please quantify the full amount of fees payable by Taizhou Suxuantang under the Share Pledge Agreement that will enable the termination of the agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 48 of Amendment No.1.

Research and Development, page 51

24.	Please specify the international manufacturing standards that you have adopted and jurisdictions in which you have applied for the patents referred to in the first paragraph.

Response: In response to the Staff’s comment, the Company has deleted the language regarding the international manufacturing standards on Page 52 of Amendment No.1.

Intellectual Property, page 53

25.	For each patent application you have submitted, please disclose the type of patent protection you are seeking under the application (e.g., composition of matter, use or process), and disclose the expected expiration date of such patent if granted.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 54 of Amendment No.1.

Certificates and Permits, page 54

26.	Please clarify whether the pharmaceutical manufacturing permit is the same as the Medicine Production Permit referenced on page 6.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 55 and Page 56 to clarify that the pharmaceutical manufacturing permit is the same as the Medicine Production Permit.

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Regulation, page 57

27.	Please explain why the effects of TCMP products are impossible to be tested clinically and the basis for determining whether a product is safe and effective for its intended uses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 58 of Amendment No.1.

28.	Please expand this section to discuss the price control laws and regulations noted on page17. In this regard, please disclose the products that are not found in the catalog of medications that are reimbursable under the PRC’s social insurance program and quantify the portion of revenues attributable to these products.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 60 of Amendment No.1.

Management

Executive Officers, page 61, Amendment No. 1

29.	Please describe the business functions performed by Mr. Zhou as vice manager of Suxuantang. Also describe the business of this entity. If it is an affiliate of the registrant, so state. Please also expand to provide Mr. Zhou's principal occupation or employment for the past five years.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 62 of Amendment No.1.

Plan of Distribution and Underwriting

Warrants, page 90, Amendment No. 1

30.	We note the statement that the warrants to be issued to the underwriter are registered as part of the Form F-1; however, the warrants do not appear to be registered in the fee table or noted on the prospectus cover page as underwriting compensation. Please revise the section or sections of your filing appropriately.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 91 of Amendment No.1.

Signatures, page 100, Amendment No. 1

31.	It appears the officers signed the filing on behalf of the registrant, although the registrant's name does not appear. Please revise to clarify whether the registrant has signed the filing. Please also include the paragraph of text following the registrant's signature set forth in Form F-1, followed by the signatures of the persons listed in Instruction 1, in their individual capacities.

Response: In response to the Staff’s comment, the Company has revised the Signature page on Page 101 of Amendment No.1.

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32.	We note your disclosures on pages 45, 51 and 52 regarding your focus on the research and development of new Advanced TCMP products, the substantial resources you devote to research and development of new products and your six products currently in the research and development stage. Given these disclosures, please tell us why you do not separately quantify research and development expenses on your income statement or discuss period over period changes in your MD&A. Additionally, quantify for us research and development expenses by product candidate for each period presented and tell us where such amounts are recorded in your consolidated financial statements.

Response: FASB topic ASC 730 specifically deals with research and development expense. Research and development expense usually refers to activities leading to the development of new products or significant improvement to an existing products and process. Our new products under the Company’s research and development activities, mainly include advanced TCMPs. Advanced TCMPs are developed by grinding the traditional TCMPs into powders and testing the mediational effects . Though we need to go through a series of sample testing, experimental processes, the new products do not contain significantly new ingredients that makes the mediational effects different from traditional TCMPs.

So we do not believe that expenses incurred for our research and development activities qualify as research and development expenses under ASC 730.

33.	Please revise and clarify your disclosures that "Suxuantang was incorporated on June 9, 2005, which was collectively controlled by Jianping Zhou, Jianbin Zhou and Xiufang Yuan. On May 8, 2017, the three shareholders transferred all shares to Suxuantang shareholders, who are family members of the three shareholders." This is not consistent with disclosures on the same page that "On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited, who together hold 100% shares of Suxuantang (“Suxuantang shareholders”)."

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page F-6 of Amendment No.1.

34.	Please revise your disclosures such that all of the business entities named are consistent throughout the filing. For example, the notes to the consolidated financial statements on page F-6 show Jiangsu Suxuantang Pharmaceutical Co., Ltd and Taizhou Suxantang Biotechnology Co. Ltd. whereas the diagram on page F-7 shows Jiangsu Su Xuan Tang Pharmaceutical Co., Ltd. and Taizhou Su Xuan Tang Biotechnology Co., Ltd., respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosures such that all of the business entities named are consistent throughout the filing.

35.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances, including stock compensation and beneficial conversion features. Once the Company determines an estimated offering price range, it will provide an analysis explaining the reasons for the differences between the recent valuations of its common stock leading up to the offering and the estimated offering price range.

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2. Summary of Significant Accounting Policies

Basis of Consolidation, page F-11, Amendment No. 1

36.	You disclose the various transactions involved in the Restructuring and Share Issuance on page F-6. Please provide us with the following information:

a.	We note each of these transactions occurred after March 31, 2017, the date of the most recent financial statements included in your filing. Tell us your basis, including reference to specific accounting literature, for assuming completion of each of these transactions and accounting for them retroactively as if they occurred on April 1, 2015.

b.	Confirm whether the financial statements as presented include consolidation of Suxuantang, the VIE over which the company obtained control via the VIE Agreement entered into on October 13, 2017. If so, tell us your basis, including reference to specific accounting literature, for consolidating such VIE prior to the date of the VIE Agreement.

c.	Provide us a diagram illustrating your corporate structure prior to completion of the Restructuring and Share Issuance.

Response: As disclosed in the Restructuring and Share Issuance on page F-6, both the Company and the VIE were under common control of identical control group before and after the Restructuring, by reference to EITF 02-5. The transactions were accounted for under common control, in a manner similar to a pooling of interest under APB 16. As a result, the transactions were accounted for retroactively as if they occurred on April 1, 2015.

EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5) discussed on the issue of how to determine whether separate entities are under common control. EITF 02-5 summarizes the criteria for determining whether common control exists based on a 1997 speech by the SEC staff. Although EITF 02-5 was not codified, the guidance from this speech has been applied in practice by SEC registrants and the SEC observer to the EITF noted that SEC registrants would be expected to continue to apply that guidance. Specifically, EITF 02-5 indicates that common control exists only in the following situations:

•	An individual or entity holds more than 50% of the voting ownership interest of each entity.

•	Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration of the substance of the ownership and voting relationships.

•	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Taizhou Suxuantang, the VIE,   was incorporated on June 9, 2005 by Jianping Zhou, Xiufang Yuan (the spouse of Jianping Zhou) and Jianbin Zhou, who held 83%, 11.5% and 5.5% shares in the Company, respectively. On May 8, 2017, the three shareholders transferred all shares to Feng Zhou, Ziqun Zhou and Di Zhou (collectively “Taizhou Shareholders”), who hold 83%, 11.5% and 5.5% shares in the Company, respectively, after the transfer of shares. Feng Zhou and Ziqun Zhou are the children of Jianping Zhou and Xiufang Yuan, and Di Zhou is the child of Jianbin Zhou.

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On July 4, 2017, SXT was incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (collectively “China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Later on October 20, 2017, the 10,300,000 shares common stocks were reallocated among China SXT Pharmaceuticals, Inc. shareholders.

Taizhou Shareholders has agreement to vote in concert.

Referring to immediate family relationships in the second and third bullet above, the Company accounted for SXT and the VIE under common control before and after the Restructuring, as 1) Taizhou Shareholders, as a group, holds 100% of voting ownership interest in the VIE since its inception as they obtain all shareholdings from their parents; 2) Taizhou Shareholders, as a group, holds more than 50% of voting ownership interest in the Company; and 3) Taizhou Shareholders has agreements to vote in concert in both the Company and the VIE.

As above, the transactions were retroactively accounted for under common control as if they occurred on April 1, 2015.

Prior to completion of the Restructuring and Share Issuance, the diagram is as follows:

Feng Zhou
Di Zhou
Ziqun Zhou
Feng Zhou Management Ltd
China SXT Pharmaceuticals, Inc. ("SXT")
the Company
China SXT Group Limited
("HSXT")
Taizhou Su Xuan Tang Biotechnology Co., Ltd.
("WFOE")
Taizhou Suxuantang
the VIE

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Consolidated Financial Statements

2. Summary of Significant Accounting Policies (h) Accounts Receivable, page F-12, Amendment No. 1

37.	You disclose that Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables and as a result of its review, no allowance for doubtful accounts was recorded for any period presented. Further, you disclose accounts receivable are due on demand. Please provide us with the following information supporting your determination that no allowance is necessary:

a.	Explain why day’s sales outstanding (DSO) is calculated at 205 days and 190 days at March 31, 2017 and March 31, 2016 respectively, if not due to customers’ inability to pay; and

b.	Provide us an aging of your accounts receivable separately for related parties and third parties for each period presented. Explain why you believe you will still collect on any significant past due receivables.

Response:

a.	Most of our clients are state-owned hospitals and pharmaceutical companies with which we have long-standing relationship. We generally granted three to six months credit term to these customers. The main reason of long DSO days is mainly due to the fact that the most of our products are in the catalog of medications that are reimbursable under the PRC’s social insurance program. Generally hospitals will pay us after they receive the reimbursements from relevant government authorities and frequently defer the payment process when they do not receive reimbursements timely from local government auorities. Since most of customers are state-owned hospitals and local government will fully subsidize state-owned hospitals, the ability to pay is in no doubt.

b.	The table shows the ageing of accounts receivable for related parties and third parties.

In US$	As of March 31, 2017
	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Accounts receivable
- Third party companies	2,148,337	590,908	2,483	-	2,741,729

Due from related parties
- Accounts receivable from related parties	463,387				463,387

In US$	As of March 31, 2016
	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Accounts receivable
- Third party companies	1,933,723	247,929	169,319	-	2,350,970

Due from related parties
- Accounts receivable from related parties	87,374	173,261	144,850	-	405,486

As shown on accounts as of December 31, 2017, we have collected all significant due receivables from third parties which aged over 1 year as of March 31, 2017. In addition we believe that the collectibility of due from related parties is assured since we still owed $556,940 as of March 31, 2017, exceeding the amount due from them.

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General

38.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: In response to the Staff’s comment, The Company respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Feng Zhou
Feng Zhou CEO

cc:	Joan Wu

Hunter Taubman Fischer & Li LLC